Exhibit 4.40

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

The following summary sets forth the material terms of our securities. The following summary is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our articles of incorporation as amended (“Amended Charter”) and our amended and restated bylaws, a copy of each of which is filed as an exhibit to our Annual Report on Form 10-K of which this description forms a part. We urge you to read the Amended Charter and our amended and restated bylaws in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

Our authorized capital stock consists of (a) 1,250,000,000 shares of Common Stock, $.001 par value per share; and (b) 7,000,000 shares of preferred stock, $.001 par value per share, all of which have been designated Convertible Preferred Stock.

Common Stock

Outstanding. There are currently 161,569,807 shares of our Common Stock outstanding as of March 21, 2025.

General. The holders of our Common Stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Nevada law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Non-cumulative Voting. Holders of shares of our Common Stock do not have cumulative voting rights, which means that the holders of a plurality of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Pre-emptive Rights. As of the date of this prospectus, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

Preferred Stock

Convertible Preferred Stock

Outstanding. There are currently 7,000,000 shares of our Convertible Preferred Stock outstanding.

Voting Rights. The Convertible Preferred Stock has the following voting rights: each share of Convertible Preferred Stock shall vote on all matters as a class with the holders of common stock and each share of Convertible Preferred Stock shall be entitled to the number of votes equal to the “conversion rate,” or 100 votes per share.

Dividends. The shares of Convertible Preferred Stock shall be treated pari passu with our common stock, except that the dividend on each share of Convertible Preferred Stock shall be equal to the amount of the dividend declared and paid on each share of common stock multiplied by the Conversion Rate, or 100 shares.

Conversion Rights. Each share of Convertible Preferred Stock is convertible into 100 shares of our common stock at any time.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our warrants is VStock Transfer, LLC 18 Lafayette Place Woodmere, NY 11598.

Listing of Securities

Our common stock are listed on OTC Pink Marketplace under the symbols “LUDG.”